UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 13, 2008

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(Exact Name of Registrant as Specified in Charter)

Cayman Islands	000-53233	98-0562157
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Room 2301, 19 Des Voeux Road, Central, Hong Kong
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 852-2169-6390

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On May 28, 2008, Chardan Capital Markets, LLC completed the exercise its over-allotment option for a total of an additional 506,250 units (over and above the 3,750,000 units sold in the IPO) of China Fundamental Acquisition Corporation (the "Company").  Each unit consists of one ordinary share, $.001 par value per share and one warrant, each warrant to purchase one ordinary share at an exercise price of $5.00 per share (the “Warrants”). The 4,256,250  units sold in the offering, including the 506,250 units subject to the over-allotment option, were sold at an offering price of $8.00 per unit, generating gross proceeds of $34,050,000. Of this amount, $33,908,250, which includes the $1,750,000 of proceeds from the previously-announced private placement of warrants to the private placement investors, has been placed in trust. Chardan Capital Markets, LLC waived the remainder of its over-allotment option to the extent of 56,250 units.

The Company’s  unaudited pro forma balance sheet as of May 28, 2008 reflecting receipt of the proceeds of the over-allotment is included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.  This pro forma balance sheet should be read in conjunction with the financial statements and notes thereo included in the Company's Form 6-K furnished to the commission on May 28, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA FUNDAMENTAL ACQUISITION CORPORATION

Dated: June 13, 2008	By:	/s/ Chun Yi Hao
Chun Yi Hao
Chief Executive Officer